UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                       For the month of December, 2004

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Regulatory News Service


17 December 2004

Dear Sirs

SPIRENT PLC - APPOINTMENT OF DIRECTOR


Following the appointment of Mr Kurt Hellstrom as a non-executive director of Spirent plc with effect from 9 December 2004, the following information is disclosed pursuant to Chapter 16.4 of the Listing Rules:


Directorships held of public quoted companies in the previous five years:


Atlas Copco AB                                 1999 to present
Bharti Televentures Limited                    2004 to present
Gemplus International SA                       2004 to present
Telefonaktiebolaget LM Ericsson                Until 2003



There are no other such details that need to be disclosed pursuant to Chapter
16.4 of the Listing Rules.



Yours faithfully





Luke Thomas
Deputy Company Secretary
Spirent plc
Tel: (44) (0) 1293 767676




END



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 17 December, 2004                       By   ____/s/ Luke Thomas____

                                                    (Signature)*